

Jonathan Evans · 3rd

CEO at KinectAir, former CEO Skyward.io (acquired by Verizon) - I like to create things with amazing teams all over the world.

Talks about #ai, #aviation, #software, #aviationgeek, and #entrepeneurship

Vancouver, Washington, United States · Contact info

5,162 followers · 500+ connections

KinectAir

Embry-Riddle Aeronautical University

Activity

5,162 followers



Love seeing my co-founder Ben Howard pull the clutch KA move and fly over the mountain to Bend to be on stage in person and on time for the BVC (I'm home in Portla...

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About

Team builder driven by elegant, iterative evolution through combined creative effort.

Experience

Cofounder and CEO
KinectAir · Full-time
Nov 2019 – Present · 2 yrs 1 mo
Vancouver, W

KinectAir is the on-demand, app-based charter service bringing joy back to air travel and increased access to private flying for real people with real places to go.

Member, Aeronautics Research & Technology Roundtable
NASA - National Aeronautics and Space Administration
Jan 2017 – Present · 4 yrs 11 mos

Mentor
Starburst Aerospace Accelerator
Nov 2018 – Present · 3 yrs 1 mo
Worldwide

Starburst is an aviation and aerospace incubator that bridges startup innovation to the scale and resources of enterprise companies and venture capital. With offices in LA, SF, Montreal, Paris, and Munich, Starburst is cultivating these connections across the world. It's a great honor to join as a mentor and enjoy this global view to what's truly state of the art ...see more

Board Member
The International School - Portland
Jun 2018 – Present · 3 yrs 6 mos
Portland, Oregon Metropolitan Area

Co-Founder and Honorary Member
GUTMA
Jun 2016 – Present · 5 yrs 6 mos
Geneva Area, Switzerland

The Global Unmanned Traffic Management Association (GUTMA) is a nonprofit consortium of industry stakeholders working to publish an open, technocratic blueprint for interoperability in software-defined and networked airspace systems. We provide for the aerial robotics industry what ICANN did for the commercial Internet.

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Education

Embry-Riddle Aeronautical University
Bachelor, Professional Aeronautics
2009 – 2011

Licenses & certifications

Airline Transport Pilot
Federal Aviation Administration